FORM 4

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer
    subject to Section 16.  Form 4
    and Form 5 obligations may
    continue.  See Instruction 1(b).

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
   Glimcher       Michael           P.         Glimcher Realty Trust (GRT)                   _X_ Trustee       ___ 10% Owner
__________________________________________  _____________________________________________    _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for             title below)      below)
                                               Number of Reporting     Month/Year
                                               Person, if an entity                              President
   c/o Glimcher Realty Trust                   (voluntary)              June 2002
   20 South Third Street
__________________________________________                          ________________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
   Columbus         OH             43215                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Shares of Beneficial    6/6/02         M           500       A      $15.00
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/6/02         S           500       D      $20.03
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/6/02         M           100       A      $15.00
 Interest, par value $.01
 per share
Common Shares of Beneficial    6/6/02         S           100       D      $20.02
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/6/02         M         1,000       A      $15.00
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/6/02         S         1,000       D      $20.01
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/6/02         M        63,400       A      $15.00
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/6/02         S        63,400       D      $20.00
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/7/02         M        42,700       A      $15.00
 Interest, par value $.01
 per share
Common Shares of Beneficial    6/7/02         S        42,700       D      $20.00
 Interest, par value $.01
 per share
Common Shares of Beneficial    6/10/02        M        12,300       A      $15.00
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/10/02        S        12,300       D      $20.00
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/20/02        M        33,333       A      $12.28
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/20/02        M        16,667       A      $14.75         50,000             D
 Interest, par value $.01
 per share
                                                                                          34,925             I              (1)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Share Options (Right to Buy)            $15.00         6/6/02      M                          65,000         (2)        3/10/09

Share Options (Right to Buy)            $15.00         6/7/02      M                          42,700         (2)        3/10/09

Share Options (Right to Buy)            $15.00         6/10/02     M                          12,300         (2)        3/10/09

Share Options (Right to Buy)            $12.28         6/20/02     M                          33,333         (3)        3/9/10

Share Options (Right to Buy)            $14.75         6/20/02     M                          16,667         (4)        3/7/11

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Share Options           Common Shares of         65,000                                          D
 (Right to Buy)         Beneficial Interest

Share Options           Common Shares of         42,700                                          D
 (Right to Buy)         Beneficial Interest

Share Options           Common Shares of         12,300                           0              D
 (Right to Buy)         Beneficial Interest

Share Options           Common Shares of         33,333                      16,667              D
 (Right to Buy)         Beneficial Interest

Share Options           Common Shares of         16,667                      33,333              D
 (Right to Buy)         Beneficial Interest

Explanation of Responses

1)   Includes 8,000 Common Shares held in trust for the benefit of Mr. Glimcher (Robert Glimcher and Arne
     Glimcher, Co-Trustees).  Mr. Glimcher does not exercise investment control over the Common Shares held in trust for which he is not a trustee.  Also includes 26,925 Common Shares owned by trusts for the benefit of Mr.
     Glimcher's nieces, nephews and children, of which Mr. Glimcher is a co-trustee.  Mr. Glimcher disclaims beneficial ownership of these securities, and the filing of this report is not an admission that he is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(2)  Mr. Glimcher was granted options to purchase 120,000 common shares on March 10, 1999.  These options are exercisable in three equal annual installments commencing on the first anniversary after the date of grant.
(3)  Mr. Glimcher was granted options to purchase 50,000 common shares on March 8, 2000.  These options are exercisable in three equal annual installments commencing on the first anniversary after the date of grant.
(4)  Mr. Glimcher was granted options to purchase 50,000 common shares on March 7, 2001.  These options are exercisable in three equal annual installments commencing on the first anniversary after the date of grant.

                                                                                    /s/ Michael P. Glimcher        June 25, 2002
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ---------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person        Date
  15 U.S.C. 78ff(a).                                                                    Michael P. Glimcher

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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